SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

NUMERICAL TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

NEON ACQUISITION CORPORATION

and

SYNOPSYS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67053T101

(CUSIP Number of Class of Securities)

Steven K. Shevick

Synopsys, Inc.

700 East Middlefield Road

Mountain View, California 94043

(650) 584-5000

Copy to:

Victor I. Lewkow, Esq.

Doron Lipshitz, Esq.

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* $283,086,811	Amount of Filing Fee** $26,043.99

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 40,440,973, the estimated number of shares of common stock, par value $0.0001 per share, of Numerical Technologies, Inc. (the “Shares”) to be acquired in this tender offer and the merger (representing (i) 33,712,870 Shares outstanding, (ii) 6,454,800 Shares issuable upon the exercise of outstanding options, and (iii) 273,303 Shares issuable upon the exchange of the outstanding exchangeable shares of Numerical Technologies Canada Inc.), and (b) the tender offer price of $7.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 10, 2003, is $92 per $1 million percent of the aggregate Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,043.99	Filing Party: Neon Acquisition Corporation and Synopsys, Inc.

Form or Registration No.: SC TO-T and SC TO-T/A	Date Filed: January 23, 2003 and February 5, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Page 1 of 10 pages

Exhibit Index begins on Page 9

CUSIP Number: 67053T101

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Synopsys, Inc. IRS Identification Number: 561546236

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 31,083,607 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 31,083,607

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,083,607

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.3%(1)

14.	TYPE OF REPORTING PERSON CO

(1)	Based on 34,058,230 shares of Numerical common stock issued and outstanding as of the close of business on February 24, 2003.

Page 2 of 10 Pages

Exhibit Index begins on Page 9

CUSIP Number: 67053T101

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Neon Acquisition Corporation IRS Identification Number: 05-0553917

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 31,083,607 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 31,083,607

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,083,607

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.3%(1)

14.	TYPE OF REPORTING PERSON CO

(1)  Based on 34,058,230 shares of Numerical common stock issued and outstanding as of the close of business on February 24, 2003.

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Exhibit Index begins on Page 9

CUSIP Number: 67053T101

This statement constitutes (a) Amendment No. 4 (the “Amendment”) amending the Tender Offer Statement on Schedule TO, filed initially on January 23, 2003, by Neon Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”), as amended by Amendment No. 1, dated February 5, 2003, Amendment No. 2, dated February 13, 2003 and Amendment No. 3, dated February 21, 2003 (the “Schedule TO”), and (b) Amendment No. 2 to the Schedule 13D initially filed on January 22, 2003, by Synopsys, as amended by Amendment No. 1, dated February 21, 2003 (the “Schedule 13D”), in each case relating to the offer to purchase by Purchaser all the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”), of Numerical Technologies, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2003, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Schedule TO was filed on behalf of Purchaser and Synopsys. Capitalized terms used but not defined herein which are defined in the Offer to Purchase or the Schedule 13D, as the case may be, have the respective meanings given to them therein.

Schedule TO

Items 1-11.

Items 1-11 are hereby amended and supplemented as follows:

“The Offer expired at 12:00 midnight, New York City time, on Monday, February 24, 2003. Upon expiration of the Offer, Purchaser accepted all validly tendered Shares for payment in accordance with the terms of the Offer. Computershare Trust Company of New York, the depositary for the Offer (the “Depositary”), has advised Synopsys and Purchaser that, as of the expiration of the Offer, an aggregate of approximately 31,043,045 Shares were validly tendered to the Purchaser in the Offer, including approximately 8,566,909 Shares delivered through notices of guaranteed delivery, representing approximately 91.15% of the Shares outstanding.

On February 25, 2003, Synopsys issued a press release announcing that Purchaser accepted all Shares validly tendered in the Offer and that Purchaser commenced a subsequent offering period for all remaining untendered Shares expiring at 12:00 midnight, New York City time, on Thursday, February 27, 2003, unless further extended. Purchaser will immediately accept all Shares properly tendered during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. The same $7.00 per Share price offered in the prior offering period will be paid during the subsequent offering period. Shares tendered in the prior offering period and during the subsequent offering period may not be withdrawn. Synopsys and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law. The full text of the press release issued by Synopsys is set forth as Exhibit (a)(1)(L) hereto and is incorporated by reference herein.”

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Exhibit Index begins on Page 9

CUSIP Number: 67053T101

Item 12.     Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 23, 2003*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Text of joint press release issued by Synopsys and the Company, dated January 13, 2003*

(a)(1)(H)	Text of press release issued by Synopsys, dated January 23, 2003*

(a)(1)(I)	Form of summary advertisement, published January 23, 2003*

(a)(1)(J)	Text of press release issued by Synopsys, dated February 5, 2003**

(a)(1)(K)	Text of press release issued by Synopsys, dated February 21, 2003***

(a)(1)(L)	Text of press release issued by Synopsys, dated February 25, 2003

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated January 12, 2003, among Synopsys, Purchaser and the Company*

(d)(2)	Stockholder Tender Agreement, dated January 12, 2003, between Synopsys and certain stockholders of the Company*

(d)(3)	Confidentiality Agreement, dated December 6, 2003, between Synopsys and the Company*

(g)	Not applicable

(h)	Not applicable

*	Previously filed on January 23, 2003 as an exhibit to the Schedule TO.

**	Previously filed on February 5, 2003 as an exhibit to Amendment No. 1 to the Schedule TO.

***	Previously filed on February 21, 2003 as an exhibit to Amendment No. 3 to the Schedule TO.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

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CUSIP Number: 67053T101

Schedule 13D

Item 2.     Identity and Background.

Item 2 is hereby amended and supplemented as follows:

This statement is also filed, pursuant to Rule 13d-1 under the Exchange Act, by Neon Acquisition Corporation, a Delaware corporation (“Purchaser”). The business address of Purchaser is 700 East Middlefield Road, Mountain View, California 94043. Purchaser was formed for the purpose of making the Offer and has engaged in no activities other than those incident to its formation and to the Offer and the Merger.

During the last five years, Purchaser has not been convicted in any criminal proceeding. During the last five years, Purchaser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Purchaser is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, citizenship and present principal occupation or employment of each director and executive officer of Purchaser are set forth on Schedule II hereto and are incorporated herein by reference. Each executive officer and director is a citizen of the United States.

During the last five years, to the best of Purchaser’s knowledge, no person on Schedule II has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“The total amount of funds required to purchase the 31,043,045 Company Common Shares validly tendered and accepted by Purchaser for payment in the Offer is $217,301,315. Purchaser obtained such funds from Synopsys. Synopsys obtained such funds from available cash or cash equivalents on hand at the time of expiration of the Offer.”

Item 4.     Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

“Other than as described in this Item 4, Purchaser currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D.”

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CUSIP Number: 67053T101

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

“As a result of the expiration of the Offer and the acceptance by Purchaser of all validly tendered Shares for payment of $7.00 per Company Common Share, net to the seller in cash, in accordance with the terms of the Offer and the transfer of 40,562 Company Common Shares beneficially owned by Synopsys to Purchaser, as of February 24, 2003, Synopsys and Purchaser share beneficial ownership of an aggregate of approximately 31,083,607 Company Common Shares, including approximately 8,566,909 Company Common Shares delivered through notices of guaranteed delivery, representing approximately 91.3% of the outstanding Company Common Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of Synopsys and Purchaser under Section 13(d) of the Exchange Act. The percentage of Company Common Shares beneficially owned described above is based upon 34,058,230 Company Common Shares outstanding on February 24, 2003.

To the knowledge of Purchaser, none of the persons set forth on Schedule II hereto beneficially owns any Company Common Shares.

To the knowledge of Purchaser, other than as set forth in this statement, no transactions in Company Common Shares have been effected during the past 60 days by either Purchaser or any person set forth on Schedule II hereto.

To the knowledge of Purchaser, other than Synopsys, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Company Common Shares.”

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“Except as set forth in Item 4, neither Purchaser nor, to the best knowledge of Purchaser, any person set forth on Schedule II hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries.”

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CUSIP Number: 67053T101

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2003

SYNOPSYS, INC.

By:	/S/ STEVEN K. SHEVICK

Name: Steven K. Shevick Title: Chief Financial Officer

NEON ACQUISITION CORPORATION

By:	/S/ STEVEN K. SHEVICK

Name: Steven K. Shevick Title: President

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Exhibit Index begins on Page 9

CUSIP Number: 67053T101

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 23, 2003*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Text of joint press release issued by Synopsys and the Company, dated January 12, 2003*

(a)(1)(H)	Text of press release issued by Synopsys, dated January 23, 2003*

(a)(1)(I)	Form of summary advertisement, published January 23, 2003*

(a)(1)(J)	Text of press release issued by Synopsys, dated February 5, 2003**

(a)(1)(K)	Text of press release issued by Synopsys, dated February 21, 2003***

(a)(1)(L)	Text of press release issued by Synopsys, dated February 25, 2003

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated January 12, 2003, among Synopsys, Purchaser and the Company*

(d)(2)	Stockholder Tender Agreement, dated January 12, 2003, between Synopsys and certain stockholders of the Company*

(d)(3)	Confidentiality Agreement, dated December 6, 2003, between Synopsys and the Company*

(g)	Not applicable

(h)	Not applicable

*	Previously filed on January 23, 2003 as an exhibit to the Schedule TO.

**	Previously filed on February 5, 2003 as an exhibit to Amendment No. 1 to the Schedule TO.

***	Previously filed on February 21, 2003 as an exhibit to Amendment No. 3 to the Schedule TO.

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CUSIP Number: 67053T101

Schedule II to the Schedule 13D

Directors and Executive Officers of Neon Acquisition Corporation

The following table sets forth the names and principal occupations of the directors and executive officers of Neon Acquisition Corporation. The business address for each person is 700 East Middlefield Road, Mountain View, California 94043.

Name and Position with Neon Acquisition Corp.	Present Principal Occupation or Employment and Employment History
Steven K. Shevick, Sole member, Board of Directors, and President

Steven K. Shevick joined Synopsys in July 1995 and currently serves as Senior Vice President, Finance and Chief Financial Officer, and as the Company Secretary. Mr. Shevick was appointed Senior Vice President and Chief Financial Officer in January 2003. From October 1999 to January 2003, he was Vice President, Investor Relations and Legal and Secretary. From March 1998 to October 1999, he was Vice President, Legal, General Counsel and Assistant Corporate Secretary. From July 1995 to March 1998 he served as Deputy General Counsel and Assistant Corporate Secretary. Mr. Shevick holds an A.B. from Harvard College and a J.D. from Georgetown University Law Center.

Lars Larsen, Treasurer and Secretary

Lars Larsen joined Synopsys in June 2000 and currently serves as Vice President and Treasurer, a position he has held since June 2000. From June 1992 until November 1999, Mr. Larsen served as Vice President and Treasurer of Raychem Corporation, a manufacturer of electronic products.

Richard Rowley, Vice President and Assistant Treasurer

Richard Rowley joined Synopsys in November 1996 and currently serves as Vice President and Corporate Controller, a position he has held since August 1999. From November 1998 until August 1999, Mr. Rowley was Assistant Corporate Controller. Prior to that, Mr. Rowley served as a Director, Corporate Reporting and Planning.

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Exhibit Index begins on Page 9